

Mail Stop 4561

November 25, 2005

Brian Flower
Chief Financial Officer
White Mountain Titanium Corporation
Suite 2150 – 1188 West Georgia Street
Vancouver, B.C.
Canada V6E 4A2

      RE: White Mountain Titanium Corporation
                   Registration Statement on Form SB-2
                   Filed October 31, 2005
                   File No. 333-129347

Dear Mr. Flower:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2

General

1.   We note that you have issued press releases, dated November 24, 2004, July 12, 2005 and September 14, 2005, containing various statements regarding titanium

        mineralization found on the Cerro Blanco property. Please provide a detailed explanation as to why this information is not contained in the prospectus. Provide us copies of all reports or documentation upon which these statements were based.

2.   Proteus Capital Corporation published an Information Memorandum, dated September 2005, regarding you and your exploration activities in Cerro Blanco. Please tell us: the date on which this Memorandum was posted on the Internet or otherwise made publicly available; the reasons for the publication of this information; why the publication was made shortly before the filing of the registration statement; and whether Proteus has prepared other similar publications for dissemination. According to the Memorandum, Proteus was "paid" for its corporate advisory services and "granted stock options" by the Company. As you may know, Section 17(b) of the Act requires that third parties such as research analysts who receive compensation from an issuer or an underwriter to fully disclose that consideration was received (or will be received) along with the amount. Please advise. Further, explain to us why you believe that the issuance of the Memorandum is consistent with Section 5(c) of the Securities Act. Finally, provide us the basis for all of Proteus' forward-looking statements, such as its estimates as to the equity of the Cerro Blanco project (i.e., $100 million to $270 million in 2008 up from the previous range of $80 million to $240 million) and its revenues could ramp up "rapidly to approximately $110 million a year" once Cerro Blanco is in production within three years. Note that while the Memorandum purports to rely upon the Private Securities Litigation Reform Act safe harbors, these statutory safe harbors are unavailable to you as a non-reporting issuer. Please note these for the press releases of White Mountain as well. With respect to your registration statement, fully explain your relationship with Proteus and file your consulting agreement as an exhibit. We note that you have already filed a 2004 stock option agreement for 100,000 shares of common stock with Proteus.

3.   Please include disclosure in an appropriate place in the prospectus describing in detail the reasons for registering this offering in the United States. In this regard, we note that you are a Nevada corporation headquartered in Canada who is conducting its principal operations in Chile and currently seeking listing on the Toronto Venture Exchange.

Cover

4.   Since this offering is in effect your initial public offering and it appears that your common stock is not currently traded on a recognized exchange or automated quotation system, please revise the outside front cover page of the prospectus to include the following language:

> "The selling stockholders will sell at a price of $x.xx (or a range) per share until our shares are quoted on the Toronto Venture Exchange and thereafter at prevailing market prices or privately negotiated prices."

> Additionally, revise throughout your document to ensure that any reference to shares being offered at market price, is revised to refer to the initial price or range at which you will sell your shares.

5.   As it appears as that there is no recognized public market for the White Mountain common stock being registered, it does not appear that you can rely on Rule 457(c) to calculate the registration fee. Please register your offering and calculate your fee under the appropriate paragraph of Rule 457.

Table of Contents

6.   Please ensure that each page of your amended prospectus includes consecutive page numbers.

Summary

7.   Please clarify, if true, that White Mountain (formerly Utah Networking Services) was a non-reporting shell company between 2000 and February 2004 when it entered into a reverse acquisition with Great Wall Minerals, Ltd.

8.   Please provide the definition of "exploration stage corporation" set forth in Guide 7(a)(4)(i) to the Securities Act Industry Guides. Provide similar disclosure under the subheading "Overview" in the Business section and in Management's Plan of Operation.

9.   Please revise to state that you have no revenues, have achieved losses since inception, have no operations and currently rely upon the sale of your securities to fund operations. Provide similar disclosure under management's discussion and analysis.

10.   In this summary section, please revise to disclose the approximate costs to conduct the proposed mineral exploration activities, your estimated total expenditures over the next 12 months, and your current cash on hand. In addition, please disclose that, aside from your directors and executive officers that donate a portion of their time to your business, you currently have no employees. Finally, please disclose that, aside from your cash/cash equivalent holdings, marketable securities, and the interest in the Cerro Blanco mining concessions, you have no other assets, such as plant, property or equipment or other tangible or intangible assets.

Funding Transaction with European Institutional Investor, page 2

11.   Since Rubicon Master Fund is identified on page 25, please revise the prospectus
        to consistently refer to this entity by name rather than as "the European Investor."
        Please also revise to refer to Phelps Dodge Corporation by name, rather than as
        "the Prior Owner."

12.   We note your description of the Securities Purchase Agreement with Rubicon
        Master Fund.   However, your Summary should be a brief overview of the key
        aspects of the offering described elsewhere in the prospectus. See Instruction to
        paragraph 503(a) of Regulation S-B. In this regard, we were unable to locate
        more detailed description of the material terms of the Securities Purchase
        Agreement in any other section of the prospectus. Please revise to move this
        description to an appropriate location in the prospectus or advise. This comment
        also applies to your description of your debt conversion with Phelps Dodge in
        "Debt Transaction with Prior Owner."

Risk Factors

13.   Pursuant to Item 503(c) of Regulation S-B, this section should discuss all material
        risks that make this offering speculative or risky. We note that several of your
        risk factors, such as your third and fifth risk factors, refer to "numerous
        problems," "a large number of factors," or "a variety of existing laws and
        regulations" in describing risks to potential investors. Please revise to discuss all
        material risks to your company and this offering. Consider, for example, whether
        there are any material risks to potential investors associated with your being a
        publicly reporting company and your investment in Chile. Please note that general
        risks faced by public companies, or companies engaged in mining exploration in
        general, should not be included here.

14.   Please revise the subheading and narrative of risk factor two to highlight for
        investors the absence of any historical revenues or any current prospects for future
        revenues. We also note your statement that your operating costs have exceeded
        revenue in each quarter. Please revise to clarify the absence of any historical
        revenues relating to your mineral exploration activities.

15.   You state that if your exploration program is unsuccessful, you will not be able to
        continue operations. This should be clearly articulated in this section and
        throughout the document.   If your business plan is to explore solely for
        mineralized materials on this property, this should be prominently and clearly
        conveyed to investors. In that regard, we note your statement that the likelihood
        of your mining concessions containing economic mineralization is extremely
        remote. A more thorough discussion of exactly what will happen to the Company
        should no mineralized material be found on the property should be explained in

the document, along with proper risk factor disclosure. You should also clearly state how you would respond to any other business opportunities offered to the Company.

16.   We note from page 12 that you anticipate that, should you begin production, will be competing with a number of existing mining companies for qualified workers, supplies, and equipment. Given that you currently employ no workers and own no equipment, tell us whether you believe that this risks posed by such competition is material to your business.

Risks Related to Our Common Stock:

Because our shares are designated as Penny Stock… page 6

17.   Please revise the subheading this risk factor to highlight the risk to investors relating to the additional requirements placed on broker-dealers in relation to penny stocks, specifically the risk to investors from broker-dealers being less likely to trade in these types of securities due to the requirements you discuss in the text of this risk factor. Please revise the text of the risk factor to provide a complete definition of "penny stock" and to describe in detail why the additional requirements placed on broker-dealers in relation to penny stocks could limit the ability of broker/dealers to sell your securities and thus the ability of purchasers of your securities to sell their securities in the secondary market.

Market For Our Common Stock

Market Information, page 7

18.   Please revise to state that the reported quarterly data are the range of high and low bid information for you common stock. See Item 201(a)(1)(ii) of Regulation S-B.

Determination of Offering Price

19.   Since this offering is effectively your initial public offering, please provide the information required by Item 505 of Regulation S-B. Namely, please disclose the factors considered in determining the offering range or initial price at which you will sell your shares.

Management's Plan of Operation, page 9

20.   Please revise this section to provide all the disclosure required by Item 303(a) of Regulation S-B. Specifically, please describe in detail your plan of operation for the next 12 months. As requested above, provide the definition of a mineral exploration company. We note that your primary expenditures "at this stage"

consist of acquisition and exploration costs and general and administrative costs. Revise to discuss the various "stages" of your business plan and any expected trends in your expenditures over the next 12 months.

21.   In addition, expand this section to discuss how long you can satisfy your cash requirements and whether you will have to raise additional funds in the next 12 months. We note your disclosure that as a result of your July 11, 2005 offering of Class A Convertible Preferred Stock you are "fully funded to completion of the Cerro Blanco study." Revise to state the minimum period of operations you are able to fund using your current capital resources as well as any additional contractually committed capital you are entitled to receive. Disclose the current rate at which you are using capital in operations and describe how you plan to address any deficiency. Additionally, indicate whether your current capital resources plus additional capital contractually committed to you is sufficient to fund your planned operations for a period of no less than twelve months from the date of the prospectus. Specifically address costs associated with becoming a publicly reporting company and commitments under various consulting agreements. Discuss the parameters of the definitive feasibility study on the Cerro Blanco property, the current status of that study, anticipated expenditures for completing the study, and an estimate of when the study will be completed. To the extent you do not have sufficient capital to fund your planned operations for the twelve-month period, disclose the minimum amount of additional capital you will need to obtain to fund planned operations for that period. Describe how you plan to obtain any such funds and also describe the effects on your business activities in the event you are not able to raise capital that must be obtained to fund any portion of twelve months of operations from the effective date.

Business and Properties

Overview, page 11

22.   It is unclear what rights are conferred to the holder of a "rutile exploitation mining concession under Chilean law. Please clarify. We assume that there is also a surface owner. If so, describe the rights conferred to each owner and provide a description of any possible conflicts that might arise between the two owners, especially with regards to your conducting mineral exploration and extraction activities on the property.

23.   Please clarify your disclosure regarding the acquisition agreement referenced in the second paragraph. Please identify the parties and total consideration involved for the acquisition. We assume that this agreement was originally negotiated between GreatWall and Phelps Dodge. Revise to state which, if any, payments under this agreement were paid prior to your merger with GreatWall and which payments you have made. Explain whether Brian Pettersen has any ongoing

involvement with White Mountain.

24.   State the difference between "registered exploitation mining concessions" and (presumably non-registered) "exploitation mining concessions."

Cerro Blanco Property

Location and Access, page 13

25.   Please elaborate on the accessibility of your property. If improvements are required at any of the exploration, development, and/or production stages, please disclose.

Geology and Mineralization, page 15

26.   Please tell us the basis for your statement that this property "contains a large and possibly unique type of titanium mineralization."

Exploration Plans, page 15

27.   Please provide us with a list of every material engineering, geological or metallurgical report concerning your property that are known and available to you. See Instruction 1 to paragraph (c)(2) of Industry Guide 7.

Glossary of Terms, page 15

28.   Please note that you should avoid reliance on glossaries or defined terms as the primary means of explaining information in the prospectus. You should use a glossary only if it facilitates understanding of the disclosure. See Rule 421(b)(3) of Regulation C.   Your use of a glossary to define terms used in this section does not appear to facilitate the understanding of your business description. Moreover, we note that several of the defined terms do not appear to be used in the section, e.g., ore body and tonaliteic suite. Please revise to provide a clear, concise description of your business to aid investor understanding.

Management

Certain Relationships and Related Transactions, page 19

29.   Please revise to disclose the reasons that your July 11, 2005 transaction with Phelps Dodge was a transaction required to be disclosed pursuant to Item 404 of Regulation S-B.

Selling Stockholders, page 24

30.   Revise your selling stockholders table to provide the information required by Item 507 of Regulation S-B. In this regard, it is unclear what information is being conveyed to investors by the first two columns in this table. Consider revising to include this information in footnotes to the table.

31.   Please expand the filing to describe the material transactions and relationships between White Mountain and each of the selling shareholders during the past three years. The transactions whereby the shares to be resold were issued should be described in materially complete terms. Please revise to disclose the basic terms of all such issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions and the number of shares received by them. See Item 507 of Regulation S-B.

32.   Please revise to name the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered for resale by Rubicon Master Fund. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

Plan of Distribution, page 27

33.   Please confirm that White Mountains and each of the selling stockholders are aware of CF Tel. Interp. A.65.

Financial Statements

Unaudited Consolidated Financial Statements, September 30, 2005

Statements of Cash Flows

34.   Revise to present a line-item within financing activity to separately present proceeds received from the sale of preferred stock. We note that these proceeds have been included in the "subscriptions receivable" line-item.

Note 2 – Stockholders' Equity

35.   Revise to disclose relevant rights and terms of the preferred stock. See SFAS 129. In this regard, the conversion rights, the conversion price, and dividend rights should be clearly disclosed. Additionally, the impact on earnings per share should also be disclosed.

36.   We note that in July 2005 and September 2005 you issued 6,250,000 and 625,000 shares of Series A Convertible Preferred Stock, respectively. Tell us how you evaluated the conversion feature associated with these issuances to determine whether they it was an embedded derivative that met the criteria for bifurcation under SFAS 133. Specifically, tell us how you considered the criteria in paragraph 12 of SFAS 133 and the scope exception of paragraph 11(a) of SFAS 133 in your analysis. Refer to paragraph 68 of EITF 00-19. Provide us with your analysis using the conditions outlined in paragraphs 12-32 of EITF 00-19 regarding whether you meet the scope exception of SFAS 133. In addition, if SFAS 133 does not apply, indicate how you determined that no beneficial conversion feature exist in the instrument. See EITF 98-5 and 00-27.

37.   We note that the Warrants issued in connection with the Series A Convertible Preferred Stock are also subject to registration rights and liquidation damages. Please provide us with your analysis of the classification of these warrants using the conditions outlined in paragraphs 12 to 32 of EITF 00-19. If the warrants do not satisfy all of the conditions of paragraphs 12 to 32, the warrants will be considered a liability instrument and will be subject to the requirements of paragraph 17 of SFAS 133. Refer to paragraph 66 of EITF 00-19.

38.   We note that you adopted SFAS 123(R) as of January 1, 2005. We also note that disclosure on page 11 suggest that SFAS 123(R) was adopted as of December 31, 2004. Please clarify the date that this statement was adopted. In addition, revise to provide the disclosures required by paragraph 84 of SFAS 123(R).

White Mountain Titanium Corporation

Audited Consolidated Financial Statements, December 31, 2004

Consolidated Schedule of Exploration Costs

39.   Your presentation of the Consolidated Schedule of Exploration Costs suggests that the schedule is a part of the audited financial statements, however, the Report of your Independent Registered Public Accounting Firm does not specifically identify this schedule as being among the financial statements. Please revise your filing to present this Schedule within applicable footnotes.

Note 1 – Nature of Business and Basis of Presentation

40.   With regard to your accounting for the merger of Utah Networking Services, Inc. and GreatWall Minerals, Ltd. on December 1, 2003, please revise your business description to address the following:

        • Clarify that GreatWall was considered to have been the accounting acquirer and that the historical financial statements of White Mountain Titanium Corporation and Utah Networking Services, Inc. presented throughout the filing represent those of GreatWall. If so, tell us why you have chosen to present the cumulative statements of operations beginning on December 1, 2003 rather than November 13, 2001, the formation date of GreatWall.

- According to disclosures in Note 6 (page 14) it appears that Utah had nominal net assets. Clarify the nature and extent of Utah's operations and whether the entity was an operating company or a public shell company prior to the transaction. That is, if Utah was a non-operating shell company at the date of consummation, please tell us why you have accounted for the transaction as a business combination rather than a recapitalization. If Utah is considered a shell, its financial statements may be omitted from the registration statement.

- With regard to your write-off of the "excess of purchase price over net assets acquired" of $365,607, please identify the accounting literature which supports your recognition of this expense upon consummation of the acquisition. Additionally, please tell us why this write-off appears only in the "cumulative" column of the statements of operations.

Note 3 Significant Accounting Policies

f.)   Asset retirement obligations

41. We note that your schedule of exploration costs on page 6 includes cost for drilling among other cost incurred. Indicate why you believe that a liability has not been incurred since it appears that some drilling and related activity has begun. See paragraph 3 of SFAS 143.

Note 7 Resource Property Agreements

42. We note that the company assumed Dorado's obligation under the purchase agreement including the mortgage and prohibitions. Explain why Dorado allowed the company to assume its obligation and indicate whether Dorado has been released from its obligations and that it has surrendered any rights to the concessions.

Utah Networking Services, Inc.

Audited Consolidated Financial Statements, December 31, 2003

43. The separate financial statements of Utah Networking Services, Inc. appear to

present information that is identical to that presented within the audited financial statements of White Mountain Titanium Corporation. Please explain why you have included the separate financial statements of Utah Networking Services in this filing. It appears that the audited financial statements of White Mountain Titanium Corporation meet the requirements of Item 310(a) of Regulation S-B. Since the merger between Great Wall and Utah was accounted for as a reverse merger, the financial statement of White Mountain Titanium Corporation should be the historical financial statements of Great Wall.

PART II

Recent Sales of Unregistered Securities, page II-1

44.   Provide disclosure of unregistered issuances for the past three years, including all issuances by Great Wall. With respect to the issuance to Great Wall, since you relied upon Section 4(2) and/or Rule 506, please specifically state whether the Great Wall investors were accredited or sophisticated. With respect to the various issuances to Hunter Wise Securities, LLC and Aware Capital Consultants under Section 4(2), please be advised that these recipients must in fact been sophisticated as there is no reasonable belief standard in 4(2). Clarify the type of consulting services provided by Hunter Wise, Aware Capital, Research Works and Memphis Consulting Group and whether these services are ongoing. We are unable to locate any disclosure regarding these consultants in the prospectus. Explain the services provided by Sunrise Securities for which it received 300,000 warrants in July 2005.

Signatures, page II-7

45.   Please revise the titles of Messrs Kurtanjek and Flower, at the bottom of this page, to identify them also as your principal executive officer and your principal financial and principal accounting officer, respectively.

Exhibit 5.1

46.   Please tell us if counsel is licensed to practice in the state of Nevada. Please note that counsel is not required to be licensed in your state of incorporation in order to provide this opinion. However, counsel may not qualify his opinion by indicating that he is not licensed to practice in your state of incorporation. In this regard, we note that the letterhead upon which this opinion is written shows counsel's place of business as Salt Lake City, Utah and further states "also admitted in California," but makes no reference to being admitted in the state of Nevada.

47.   Furthermore, please revise the reference to the "corporate laws of the State of Nevada" to include all relevant provisions of the state constitution and all judicial

interpretations interpreting such provisions.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review.   Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tamara Tangen at (202) 551-3443 or Stephen Krikorian, Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3730 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (801) 359-9310
        Ronald N. Vance, P.C.
        Attorney at Law
        Telephone: (801) 359-9300